UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of February, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




London Stock Exchange



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters

1    Name of company
     SPIRENT plc


2    Name of shareholder having a major interest
     AVIVA plc


3    Please state whether notification indicates that it is in

     respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     SHAREHOLDER IN 2 ABOVE

 4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

      -

5    Number of shares 6   Percentage of     7   Number of shares
     / amount of          Issued                /amount of stock
     stock acquired                             disposed
                          Class
     -                                          7,269,643
                          -

8    Percentage of Issued
     Class

      0.77%

9     Class of security                               10    Date of transaction

      ORDINARY SHARES OF 3 1/3p EACH                         6 February 2003

11   Date company informed

     7 February 2003


12    Total holding following this notification

      27,575,998


13 Total percentage holding of issued class following this notification

      2.93%

14    Any additional information

     NOTIFICATION IN ACCORDANCE WITH S.198-202 COMPANIES
     ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE NO
     LONGER HAS A NOTIFIABLE INTEREST IN THE COMPANY


15   Name of contact and telephone number for queries

      LUKE THOMAS - 01293 767658

16 Name and signature of authorised company official responsible for making this notification

    LUKE THOMAS - DEPUTY COMPANY SECRETARY


     Date of notification 10 February 2003


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date     10 February 2003                   By   ____/s/ Luke Thomas____

                                                    (Signature)*